UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Issuance of notes under New York law by Vista Energy Argentina S.A.U., the Company’s main subsidiary

Mexico City, México, December 4, 2024 - Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (BMV: VISTA, NYSE: VIST) announces to investors that it has completed the pricing of a series of notes (“Notes”), which will be governed by New York law. The Notes will be issued by Vista Energy Argentina S.A.U. (“Vista Argentina”), the Company’s main subsidiary. The offering is expected to close on December 10, 2024.

The offering was conducted in the United States and other foreign jurisdictions pursuant to Rule 144A (“Rule 144A”) and Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (“Securities Act”), for an aggregate principal amount of U.S.$600,000,000 (six hundred million U.S. Dollars), under the global program for the issuance of simple non-convertible debt securities (obligaciones negociables simples no convertibles en acciones) approved by Vista Argentina’s Ordinary and Extraordinary General Shareholders’ Meeting held on May 7, 2019. The Notes will carry an interest rate of 7.625% and have an average weighted life of 10 years. Principal installments will be made on the 9th, 10th, and 11th anniversaries of the issuance.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

THIS ANNOUNCEMENT RELATES TO AN OFFERING OF SECURITIES THAT HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, ANY U.S. STATE SECURITIES LAWS OR THE LAWS OF ANY JURISDICTION AND WILL BE OFFERED AND SOLD TO QUALIFIED INSTITUTIONAL BUYERS PURSUANT TO RULE 144A, AND IN COMPLIANCE WITH REGULATION S OUTSIDE THE UNITED STATES (EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT). THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE U.S. OR TO U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS INFORMATION IS FOR YOUR INTERNAL USE AND MAY NOT BE FORWARDED OR REDISTRIBUTED TO ANY OTHER PERSONS.

This announcement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 from the requirement to publish a prospectus for offers of securities.

No PRIIPs KID / UK PRIIPs KID – No PRIIPs / UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

This announcement has been prepared on the basis that any offer of securities in the United Kingdom will be made pursuant to an exemption under the Financial Services and Markets Act 2000 and Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 from the requirement to publish a prospectus for offers of securities.

The information in this announcement is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity to which this announcement relates is reserved for relevant persons only and may only be engaged in by relevant persons.

THE PUBLIC OFFERING IN ARGENTINA OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IS INCLUDED IN THE AUTHORIZATION THAT THE ARGENTINE NATIONAL SECURITIES COMMISSION (CNV) GRANTED TO VISTA ENERGY ARGENTINA S.A.U. TO ISSUE NOTES PURSUANT TO ITS U.S.$3,000,000,000 GLOBAL PROGRAM FOR THE ISSUANCE OF SIMPLE NON-CONVERTIBLE DEBT SECURITIES (OBLIGACIONES NEGOCIABLES SIMPLES NO CONVERTIBLES EN ACCIONES) APPROVED BY THE CNV. THIS ANNOUNCEMENT HAS NOT BEEN PREVIOUSLY REVIEWED OR APPROVED BY THE CNV.

Forward Looking Statements

Any statements contained herein regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations

ir@vistaenergy.com

Mexico: +52 55 8647 0128

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer